B. Riley Principal 150 Merger Corp.

 299 Park Avenue

21st Floor

New York, New York 10171

February 16, 2021

VIA EDGAR

Ruairi Regan

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	B. Riley Principal 150 Merger Corp.
Registration Statement on Form S-1
Filed January 8, 20201
File No. 333-251955

Dear Mr. Regan:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, B. Riley Principal 150 Merger Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 18, 2021, or as soon thereafter as practicable.

Please call Era Anagnosti of White & Case LLP at (202) 637-6274 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

B. RILEY PRINCIPAL 150 MERGER CORP.

By:	/s/ Daniel Shribman
Name: Title:	Daniel Shribman Chief Executive Officer and Chief Financial Officer

cc:	Era Anagnosti, White & Case LLP